Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mazarine, Inc.
7502 Holley Cr.
Panama City Beach, FL 32408
https://mazarine.co/

Up to $749,999.74 in Common Stock at $1.18
Minimum Target Amount: $9,999.32

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Mazarine, Inc.
Address: 7502 Holley Cr., Panama City Beach, FL 32408
State of Incorporation: DE
Date Incorporated: October 18, 2018

Terms:

Equity

Offering Minimum: $9,999.32 | 8,474 shares of Common Stock
Offering Maximum: $749,999.74 | 635,593 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.18
Minimum Investment Amount (per investor): $248.98

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

Tier 1 | $500

Access to the Exclusive MAZARINE "First Access" Club, where investors get early access to company news, new models, accessories & products via a dedicated newsletter.

Tier 2 | $1,000

5% bonus shares + a $500 discount off your new or outstanding order and access to the MAZARINE "First Access" Club.

Tier 3 | $2,500

10% bonus shares + a $750 discount off your new or outstanding order + bronze level investor plaque inside the case of your order + and access to the MAZARINE "First Access" Club.

Tier 4 | $5,000

15% bonus shares + a $1,000 discount off your new or outstanding order + 2 FREE Upgrades and access to the MAZARINE "First Access" Club.

Tier 5 | $10,000

20% Bonus Program + a $2,000 discount off your new or outstanding order + 3 FREE Upgrades + a 30-minute ZOOM one-on-one video conference with CEO Jamin Finlaw as well as access to the MAZARINE "First Access" Club.

*All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Mazarine, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.18/ share, you will receive and own 110 shares for $118. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

MAZARINE produces an upscale, custom storage product tailored to the marine & boating industry (100% designed & built in the USA). Each MAZARINE includes features such as a built-in smart dehumidifier, keyless entry, 3,000lb pressure locking system, and LED-backlit sign featuring boat name. All features are 100% powered by lithium-ion batteries and continuously recharged by clean energy from the sun via solar panels installed on top of the unit. MAZARINE sells the product directly to consumers via leads generated from their website.

The Company was previously a limited liability company incorporated in Florida and recently converted into a Delaware C-Corporation.

Competitors and Industry

There are 2 main manufacturers of dock boxes, TaylorMade Products, and Dock Boxes Unlimited. Both companies sell standard white dock boxes in various sizes. As our unique, custom product is a first to market, MAZARINE has no direct competitors with a similar product. Cheaper versions however can be found by Taylor Made Products as well as off-the-shelf dock boxes from West Marine or Dock Boxes Unlimited.

The opportunity to enter into a $42B market ("Annual U.S. sales of boats, marine products, and services are estimated to total $42 billion in 2019") according to the National Marina Manufacturers Association with our luxury product offers us a wide window of growth.

Source: https://www.nmma.org/statistics#:~:text=Annual%20U.S.%20sales%20of%20boats,total%20%2442%20billion%20in%202019.&text=Retail%20unit%

Current Stage and Roadmap

<u>CURRENT STAGE</u>

MAZARINE currently has 2 models with sales of ~$350,000 from Jan 2020 to Oct 2020, and ~$250,000 was in the last 5 1/2 months.

Our **COBALT** model is our intro level product at 72" W x 30" D x 24"H. While our leading price point, most customers choose to upgrade to the ROYAL model based upon the slight difference in price and/or Free Upgrades.

Our **ROYAL** model is our larger model at 72" X x 30" D x 30" H. This model allows more vertical space for storing dive tanks, cushions, chairs, etc that are commonly found on docks.

UPGRADES play another interesting role in our product offering. Customers can choose to add a second sign, add interior artwork on their lid panel, or paint the case to match the hull. Each of these ranges from $395 - $550 and COGS is nominal, anywhere from $40-$60.

<u>ROADMAP</u>

We plan to release another model (code name **DEEP WATER**) geared towards center console owners and large sport fishers in Q1 2021 as well as improve our production process and facility to handle the expected increased volume of orders.

WE are looking to enter into **2-3 strategic partnerships** with respected boat manufacturers to offer a 'limited edition' version designed only for their brand and customers.

The Team

Officers and Directors

Name: Jamin A. Finlaw

Jamin A. Finlaw's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: October 20, 2018 - Present
  Responsibilities: Company vision, initiatives & direction, product development and responsibility for overall roadmap. Annual salary: $95,000 + profit share on EBITDA goals.

Other business experience in the past three years:

- **Employer:** Finale Enterprises, LLC
  Title: Chief Exploration Officer
  Dates of Service: March 01, 2013 - July 01, 2018
  Responsibilities: All company operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting, Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting, Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We,

however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a custom, marine product. Our revenues are therefore dependent upon the market for boating and marine products.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company has filed and intends to own 5-7 patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Risks Within The Marine Industry

An investment into a company with the marine space is subject to risks from, but not limited to, economic downturn, recession, political environment, supply chains, import and export laws and other similar environments or situations.

The cost of enforcing our patents, trademarks, and copyrights could prevent us from enforcing them

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent (s) trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent (s) trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent (s) trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jamin A. Finlaw	9,375,000	Common Stock	73.53

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 635,593 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 12,750,000 outstanding.

Voting Rights

1 Vote Per Share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company has operated since October of 2018 thru self-funded capital, friends & family capital, and the sales generated from our products and services. MAZARINE can continue to operate at this capacity for the short term future. The funds from the capital raise will allow us to operate at 18-24 months with no additional need for capital.

Foreseeable major expenses based on projections:

Employees & Salaries: 57% (~$427,000)

Marketing: 12.5% (~$93,750)

Working Capital: 12.5% (~$93,750)

Product Development: (~$82,500)

Future operational challenges:

Supply chain from our component vendors is always a challenge as companies shift, close, change products, etc. **Staffing** of talented personnel is a minor risk as our product is not one that requires a highly talented skill set but can be done with on the job training and supervision. Our **assembly** process is one that while working in the current environment will need to be more streamlined and adjusted to handle growth and demand. Finally, while not an operational challenge, MAZARINE has invested and is continuing to invest in **IP PROTECTION** to ensure competitors do not enter into the product line with a cheaper model. We have filed three design patent applications, one utility application, 1 trademark application, and have others forthcoming.

Future challenges related to capital resources:

Economic condition while not playing a challenge to many of our customers, does affect supply chain. Raising capital also can be a challenge if the **marine industry** begins to suffer due to recession, political climate, etc. Finally, depending on the **overall financial performance** of the company, future investors may wish to see more revenue, profits, etc to gain confidence in providing further capital.

Future milestones and events:

1. **New Models** - launching new MAZARINE models allows us to appeal to a wider range of boaters.

2. **New Products** - continuing to identify new product opprtunities in the custom marine accessory space.

3. **Acquisition** - looking at straegic acquisitions within the marine space to establish a broader scope of offerings.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has cash on hand over $10,000. We also have $33,923 in payables from orders placed with deposits. The company has no existing LOC and no other loans outside of a startup loan in the amount of ~$16,900.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While these funds are not critical, they will play an integral role in the growth of MAZARINE not only as a product but as a company. We have other private sector investment options available to us, however a capital raise thru equity based crowd funding makes the most sense for us at this time, and we love the idea of being a "boater backed" company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The crowdfunding campaign will give us a tremendous boost in operating capital that the company does not currently have. While not necessary to the viability of the company, it will allow the company to grow at a quicker pace as well as grow our product line and get the new products quickly to market.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company has continued to operate at full capacity since November of 2019 using internal sales revenues and services. The minimum raise will only add a small amount of additional operating revenue which will be used for day to day operations.

How long will you be able to operate the company if you raise your maximum funding goal?

With a full raise, the company will be able to operate for 18-24 months with no change in sales projections. However, given that these funds will be used to increase sales, marketing, efficiency, margin, and staff, the expectation would be that this first series will propel MAZARINE to further growth into the next 1-2 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Contemplated future capital raises - with the success of our Series A raise thru StartEngine, we hope to maintain our goal of a "boater backed" company with the possibility of further capital raises from outside investors.

Indebtedness

- **Creditor:** National Funding, Inc.
  Amount Owed: $20,000.00
  Interest Rate: 50.0%
  Maturity Date: August 04, 2021
  On September 30, 2020, the Company received a loan in the amount of $20,000 from National Funding, Inc. The loan has an origination fee of $400 and is to be repaid in 44 weekly payments in the amount of $686 for a total repayment amount of $30,200.

- **Creditor:** Legendary Marine
  Amount Owed: $113,770.00
  Interest Rate: 6.99%
  Maturity Date: June 03, 2029
  On June 03, 2019, the Company assumed a vehicle loan that was originally between its founder/CEO Jamin Finlaw and Legendary Marine. The boat loan was entered into on September 13, 2013 for an amount of $135,881.74. The loan carries an annua percentage rate of 6.99% and matures in 20 years after 240 monthly payments in the amount of $1,052.67 beginning October 13, 2013. As of December 31, 2019, the loan has an outstanding balance of $113,770. A portion of $108,969 was classified as non-current, and the remaining portion of $4,801 is classified as current portion.

- **Creditor:** AutoNation Ford
  Amount Owed: $54,791.00
  Interest Rate: 5.94%
  Maturity Date: May 28, 2024
  On May 28, 2019, the Company entered into a vehicle loan agreement with AutoNation Ford for an amount of $60,901. The loan carries an annual percentage rate of 5.94% and matures in 6 years after 72 monthly payments in the amount of $1,010.54 beginning July 12, 2019. As of December 31, 2019, the outstanding balance of the loan is in the amount of $54,791. A portion of $45,783 was classified as non-current, and the remainder portion of $9,007 is classified as current portion.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $15,045,000.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

<u>Valuation Basis</u>

According to recent findings (https://www.nmma.org/statistics) from the National Marine Manufacturers Association, the US recreational boating market had a $42B cap in 2019. Marine accessories make up $7B of the $42B market cap. Dock accessories can be safely assumed to be 5% - 7% of the overall accessory category, giving it a market value of $350MM - $490MM. While one can not truly project a revenue penetration given the early stage of the sales of the company, a market share of 4% - 6% within 2-4 years would give a penetration variance of $14MM to $29.4MM. We can therefore posture that the company should be conservatively valued at a value of the sum of the lower penetration opportunity variance, or ~$15 million, while a more median approach could be argued at $25MM.

Another perspective is to stipulate that the company should be conservatively valued at a higher valuation given that the product, both utility and design patent applications, has been thoroughly guarded by filings with the USPTO. With the USPTO filings of our IP, this will not only protect company IP but will also secure the product designs against competitors.

The intangibles that add credence to the aforementioned valuations stem from the work that has already been completed and the relationships that have been forged. MAZARINE has already gone through R&D, Proof of Concept phases and has a post-revenue product with a positive sale trend. There is no other manufacturer or company that has been able to combine the performance and design aspects into such a revolutionary product, not only within the marine industry but within any industry. It has taken nearly 14 months of R&D and now 11 months into production to bring MAZARINE to the forefront in marine storage and our team will continue to work diligently and with a clear focus on improving and expanding our products.

The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.32 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $749,999.74, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  12.0%
  Used in online, social and CPC marketing. Demo days, marina visits & trade shows.

- *Company Employment*
  35.0%
  Salaries of current & future employees to improve and keep pace with production and sales goals.

- *Working Capital*
  30.0%
  Equipment purchases, liquid assets, general construction within production facilities & misc. annual expenses.

- *Research & Development*
  9.5%
  Product innovations, new models, new product opportunities. Research & Design of new and exciting innovations to add new versions or models of existing product line.

- *Inventory*
  10.0%
  Bulk purchase of core components for discounted bulk pricing on items such as shocks, batteries, solar panels and materials used in fiberglass construction.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than September 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://mazarine.co/ (https://mazarine.co/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mazarine

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mazarine, Inc.

[See attached]

MAZARINE, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Mazarine, LLC
Panama City Beach, Florida

We have reviewed the accompanying financial statements of Mazarine, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 19, 2020
Los Angeles, California

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	2,059	$	9,554
Accounts receivable—net		2,500		-
Total current assets		**4,559**		**9,554**
Property and equipment, net		172,410		7,500
Other assets		-		-
Total assets	$	**176,969**	$	**17,054**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit Card	$	21,090	$	-
Short Term Liabilities		59,592		-
Other current liabilities		263		-
Total current liabilities		**80,945**		**-**
Long term liability		108,969		-
Total liabilities		**189,914**		**-**
MEMBERS' EQUITY				
Members Equity		76,704		17,648
Retained earnings/(Accumulated Deficit)		(89,650)		(593)
Members' equity		**(12,945)**		**17,054**
Total liabilities and members' equity	$	**176,969**	$	**17,054**

See accompanying notes to financial statements.

MAZARINE, LLC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	17,053	$	-
Cost of goods sold		27,272		-
Gross profit		(10,219)		-
Operating expenses				
General and administrative		75,420		593
Sales and marketing		7,953		-
Total operating expenses		83,373		593
Operating income/(loss)		(93,592)		(593)
Interest expense		4,715		-
Other Loss/(Income)		(9,250)		-
Income/(Loss) before provision for income taxes		(89,057)		(593)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(89,057)**	**$**	**(593)**

See accompanying notes to financial statements.

MAZARINE, LLC.
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Members' Equity
Balance—December 31, 2017	$ -
Contribution	17,648
Net income/(loss)	(593)
Balance—December 31, 2018	$ 17,054
Contribution	111,561
Distribution	(52,504)
Net income/(loss)	(89,057)
Balance—December 31, 2019	$ (12,945)

See accompanying notes to financial statements.

MAZARINE, LLC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(89,057)	$	(593)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		13,767		-
Changes in operating assets and liabilities:				
Accounts receivable—net		(2,500)		-
Other asset		-		-
Credit Card		21,090		-
Other current liabilities		263		-
Net cash provided/(used) by operating activities		**(56,437)**		**(593)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(178,677)		(7,500)
Net cash provided/(used) in investing activities		**(178,677)**		**(7,500)**
CASH FLOW FROM FINANCING ACTIVITIES				
Loan - Borrowings		182,040		-
Loan - Repayments		(13,479)		
Contribution		111,561		17,648
Distribution		(52,504)		-
Net cash provided/(used) by financing activities		**227,618**		**17,648**
Change in cash		(7,496)		9,554
Cash—beginning of year		9,554		-
Cash—end of year	$	**2,059**	$	**9,554**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

MAZARINE, LLC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Mazarine, LLC was formed on August 13, 2018 in Florida. The financial statements of Mazarine, LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Panama City Beach, Florida.

Mazarine produces an upscale, custom storage product tailored to the marine & boating industry (100% designed & built in the USA us). Each MAZARINE includes features such as a built-in smart dehumidifier, keyless entry, 3,000lb pressure locking system, and LED-backlit sign featuring boat name. All features are 100% powered by lithium-ion batteries and continuously recharged by clean energy from the sun via solar panels installed on top of the unit.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31, 2018, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Boat	30 years
Tooling and molds	3 years
Vehicles	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2019 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues from the sale of its products directly to consumers via leads generated from their website when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 19, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Florida Department of Revenue Payable	$ 263	$ -
Total Other Current Liabilities	**$ 263**	**$ -**

4. PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Boat	$ 95,776	$ 7,500
Tooling and molds	19,000	-
Vehicles	71,401	-
Property and Equipment, at Cost	**186,177**	**7,500**
Accumulated depreciation	(13,767)	-
Property and Equipment, Net	**$ 172,410**	**$ 7,500**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $13,767 and $0 respectively.

5. DEBT

Boat Loan

On June 03, 2019, the Company assumed a vehicle loan that was originally between its founder/CEO Jamin Finlaw and Legendary Marine. The boat loan was entered into on September 13, 2013 for an amount of $135,881.74. The loan carries an annua percentage rate of 6.99% and matures in 20 years after 240 monthly payments in the amount of $1,052.67 beginning October 13, 2013. As of December 31, 2019, the loan has an outstanding balance of $113,770. A portion of $108,969 was classified as non-current, and the remainder portion of $4,801 is classified as current portion. The following is a schedule of maturities:

As of Year Ended December 31, 2019

2020	$	4,801
2021		5,148
2022		5,519
2023		5,918
2024		6,345
Thereafter		86,039
Total	$	**113,770**

N/P Vehicle Loan

On May 28, 2019, the Company entered into a vehicle loan agreement with AutoNation Ford for an amount of $60,901. The loan carries an annual percentage rate of 5.94% and matures in 6 years after 72 monthly payments in the amount of $1,010.54 beginning July 12, 2019. As of December 31, 2019, the outstanding balance of the loan is in the amount of $54,791. A portion of $45,783 was classified as non-current, and the remainder portion of $9,007 is classified as current portion. The following is a schedule of maturities:

As of Year Ended December 31, 2019

2020	$	9,007
2021		9,557
2022		10,141
2023		10,760
2024		11,417
Thereafter		3,909
Total	$	**54,791**

6.   RELATED PARTY

There are no related party transactions.

7.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases a facility under operating lease arrangements expiring in 2020. The aggregate minimum annual lease payments under operating leases in effect on December 31, 201, are as follows:

As of Year Ended December 31, 2019		
2020	$	44,796
2021		44,796
2022		41,063
2023		
2024		-
Thereafter		-
Total future minimum operating lease payments	$	130,655

Rent expense for the fiscal years 2019 and 2018 was $5,122 and $0, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members' Name	Ownership
Jamin Finlaw	100%

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 19, 2020, the date the financial statements were available to be issued.

Hunter Adams

On October 19, 2020, the Company has signed agreement with Hunter Adams. In addition to ongoing membership participation, Adams shall provide intellectual property (IP) strategy and counsel to the Company. This includes, but is not limited to, patent, trademark, and copyright filings, trademark strategy implementation, trade secret implementation and oversight, and other IP filings. Adams shall not charge a fee for counsel during milestone work. Upon completing the milestone work, Adams shall charge a fee at any time any Member of the company begins charging a fee or taking a salary from Company above $100,000. Adams and Company shall work together in good faith to determine the salary paid to Adams or fee charged by Adams upon Adams completing the Milestones and any Member's salary being above $100,000. Upon execution of this agreement, 15% of the Company Units shall immediately vest to Adams and 10% of said Units shall be subject to Restrictions, as set forth below. As such, upon execution of this Agreement, Finlaw shall own 75% of the Company, Adams shall own 15% of the Company, and Sirmon shall own 10% of the Company.

National Funding Loan

On September 30, 2020, the Company received a loan in the amount of $20,000 from National Funding, Inc. The loan has an origination fee of $400 and is to be repaid in 44 weekly payments in the amount of $686 for a total repayment amount of $30,200.

Conversion from LLC to INC

On November 2, 2020, Mazarine, LLC. converted to a Delaware C Corporation called Mazarine, Inc. Mazarine, Inc is authorized to issue a total of 15,000,000, Common Stock at a par value of $0.0001.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $89,057, an operating cash flow loss of $56,437 and an accumulated deficit of $89,650 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

Mazarine
Solar Powered, Custom Built Dock Boxes



Website   Panama City Beach, FL   CONSUMER PRODUCTS

We are bringing high-tech solutions employing patent-pending, solar-powered dehumidifying technology to solve what we believe is a long overlooked issue with boating storage. With the recreational boat market trending toward luxury products and accessories, we believe we are revolutionizing the boating industry with our first in class, customizable dock boxes.

$0.00 raised ⓘ

0	$15M
Investors	Valuation
$1.18	$248.98
Price per Share	Min. Investment
Common	Equity
Shares Offered	Offering Type
$750K	Reg CF
Offering Max	Offering

INVEST NOW

 This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- MAZARINE has rapidly moved beyond the 'proof of concept' phase with a proven track record of sales—$340,000 in less than a year.

- The recreational boat market is shifting toward luxury products and accessories, with the Yacht industry alone expecting to reach $9B by 2025.

- Patent-pending technology employing solar-powered dehumidifying technology with a revolutionary design that has far-reaching applications.

Everything a dock box should be

With MAZARINE, boating enthusiasts can say bon voyage to musty dock boxes that do the bare minimum and provide unsatisfactory gear storage. Our luxury product not only has ample options for style and customization, but also functions as a solar-powered dehumidifying chamber with a 3,000 lb, electronic lock with keyless entry for added gear protection.



*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Less than a year after introducing MAZARINE to the market, we have already had gross sales of over $340,000—which we believe demonstrates the demand for this beautiful and functional product.





$340,000

gross sales <1 year

THE PROBLEM

Most dock boxes don't reflect the pride boat owners take in their vessels

Luxury boat owners take great pride in their vessels. And at MAZARINE, we believe that customization and performance are what take boat ownership to the next level.

Yet the dock boxes we've seen that are currently on the market all look exactly the same (white, square, boring), and the level of personalization peaks at a cheap, weather-worn decal.






In addition to the possibility of being easily damaged due to lack of durability, we have noticed many dock boxes are also not particularly secure. Worse yet, we've seen these boxes are often poorly ventilated, moldy, greasy and rusty—and sadly, so are their contents.



Dock boxes that complement the beauty of the boat itself

We have developed a line of luxury marine storage products that act as vibrant showcase pieces for boat and yacht enthusiasts.

These boxes are solar-powered and contain a dehumidifier that keeps contents dry and mildew free. They are internally lit, lock electronically with keyless entry, and fiberglass construction provides increased durability. A backlit aluminum alloy sign on each box proudly displays the boat name or logo, with options to upgrade and customize the box even further.





Solar Powered

Every MAZARINE Dock Box has a 120 Watt Solar Panel. Utilizing the power of the sun for clean energy and easy mobility around the boat



Dehumidifier

Patented Air Flow technology circulates moist air & passes it thru our marine grade dehumidifier to keep your things from growing mold



Security

Electronically locked with a 3,000-lb electric shock system custom made for MAZARINE


BANDITO

Backlit Sign

IP65 LED lights in custom CNC Machine Routed sign

Mazarine dock boxes aren't about simple convenience. They are a testament to boat owners' style and demand for high-performance boat accessories.



*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

There's no other dock box out there like this. Nothing even close to like it! About as good as you're going to get right here-- top of the line! - Captain Jimmy Nelson

Luxury boat products are storming the industry

Annual U.S. sales of boats, marine products, and services are estimated to have totaled $42 billion in 2019. Florida alone, where MAZARINE is based, accounted for $10.3 billion dollars in 2018.





$42 Billion
U.S. Boat Sales, 2019

$10.3 Billion
FL. Boat Sales, 2018

In particular, large boat sales have risen at a steady pace over the past several years, and the yacht market alone is expected to reach $9 billion globally by 2025.

$9 Billion
Global Yacht Market, 2025



With approximately 12,000 marinas and 1.1 million boat slips in the United States, market research suggests that the focus of the recreational boat market is also shifting toward luxury products, which are likely to provide boundless

shifting toward luxury products, which are likely to provide boundless opportunities for vendors.





12,000

Marinas in the U.S.

1.1M

Boat Slips in the United States

OUR TRACTION

MAZARINE is surprising and delighting boat enthusiasts

Since our premiere at the Fort Lauderdale International Boat Show in November 2019, MAZARINE has already had 2020 Gross Sales of over $340,000. With the addition of new models, scheduled for release in Q1 2021, MAZARINE is excited about the future!


LIVIN


DEW TIME
DEW TIME

$340,000

2020 Gross Sales

We've been featured in Great Lakes Scuttlebutt and Marina Life magazines, as well as on the Lake of the Ozarks-based radio show Bob's No Wake Zone.

marinalife

NEWS/TALK 1150 AM KRMS 97.5 FM 103.3 FM

FL FORT LAUDERDALE INTERNATIONAL BOAT SHOW

Great Lakes Scuttlebutt


MAZARINE


Great Lakes
Scuttlebutt

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

"I thought I knew everything I needed for my day-to-day life in the marina industry, but obviously you've just shown me that you can make my life a lot simpler by having a real dock box." —Discovery TV host of Chasin' the Sun, Captain Justin Leake


MAZARINE
AZARINE

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHAT WE DO

Providing boaters with a more seamless transition from water to land

Powered by solar panels, MAZARINE dock boxes digitally monitor and remove

humidity, keeping gear dry and ready for the next adventure. They also have the added protection of a keyless electronic lock, as well as a 3,000-pound electric shock system custom made for MAZARINE.

Each box includes a custom CNC machine-routed aluminum alloy sign featuring the boat name or logo with LED backlighting, with additional style upgrades available.



Each box includes a custom CNC machine-routed aluminum alloy sign featuring the boat name or logo with LED backlighting, with additional style upgrades available.



- 37 cubic ft of storage

- 5 piece fiberglass construction

- Interior LED lights

- Carbon fiber/ kevlar hinges

- Interior lining

THE BUSINESS MODEL

Custom creations that put other dock boxes to shame

Our product retails for $4,900. The Cost of Goods Sold for a MAZARINE is $1,380, which leaves a gross margin of 72.7% for operating costs such as materials, supplies, labor & overhead.



72.7%
Profit Margin

$1,380
COGS

$4,900
Retail Price

Presently, all sales are direct to consumers, attained through online marketing efforts. Because a MAZARINE is a custom product by nature, we currently sell only through our company website. However, we are excited to grow our reputation and client base through strategic relationships with well-respected boat manufacturers.





HOW WE ARE DIFFERENT

Peak performance, usability and customization

Although the concept of a dock box is very familiar to boaters, MAZARINE brings it to the next level with solar-powered technology, a dehumidifier, and digital electronic locks. And with its beautiful, 5 piece design it stands alone as the perfect dock complement to the boat.

In addition, we offer premium customization options geared toward the high-end market, which in our experience simply isn't available with other dock boxes.



Two Sand Dollars

Standard Features	Standard Dock Box	Mazarine Dock Box
Fiberglass Construction	✓	✓





Solar Power	✗	✓
Dehumidifier	✗	✓
Unbreakable Lock	✗	✓
Keyless Entry	✗	✓
Customizable	✗	✓
RAPTORS Coating	✗	✓
Theft Prevention	✗	✓
No Rust	✗	✓
Interior Lights	✗	✓

*The above comparison is based on internal research and knowledge of the MAZARINE management team.

THE VISION

Expanding our offerings to fulfill every luxury boat owner's needs

MAZARINE's goal is to push the boundaries for style and performance, and we will continue to seek opportunities for the creation of a better, more beautiful boating experience.



Forward-looking milestones include:

- The development of an additional model that appeals specifically to avid anglers and the 50-plus-foot sportfishing market.
- 2-3 strategic partnerships with well respected, legacy boat manufacturers to create special editions specifically for their brand.
- Growing our team to improve efficiency, streamline our assembly process, R&D endeavors, sales initiatives, and infrastructure.
- Production & efficiency streamlining of our process to keep up with the present & expected increase in demand.

By 2024, MAZARINE hopes to become the leader in custom marine storage, specialized products, and accessories geared toward the luxury boating community.

OUR LEADERSHIP

We've worked together to develop big things before

Founder and CEO Jamin Finlaw has 18 years of experience in product design and development, with a passion for modern technologies and boating. He previously co-founded BookIt.com, helping to take it from a 4 person company in a garage to one of the largest privately held travel companies in North America. He then developed subsidiary Destination Experience, Inc., which he ran as President and CEO until 2016. Jamin has a passion for product design, modern technologies, and of course... boating.

Our sales and marketing efforts are led by Jesse Henson, who was also part of the original startup team at BookIt.com and played a pivotal role in the expansion of the brand. Henson's 18 years of experience in e-commerce, customer acquisition, and data-driven marketing include successfully managing annual budgets in excess of $40MM with proven ROAS.

Together our goal is to expand MAZARINE to a boating household name.






Jamin Finlaw
Founder | CEO

Jesse Henson
Sales & Marketing

WHY INVEST

Changing what is expected of a dock box

We believe MAZARINE is already revolutionizing the way boaters think about dock boxes — no more will they accept an inferior box that accelerates the deterioration of their valuable gear. This technology taps into a market in need of an upgrade, and we are excited to be the ones to offer it.





Pulling Parts & General Assembly Begins

Our Company Launches as a

Sending out of our First

Anticipated: New Model Release!

MAZARINE plans to

October 2018

Florida LLC!

Company launches as an LLC and begins R&D

February 2019

First Prototype Assembled

After 5 months of R&D, a working concept is built out of wood and plastics in our small shop.

May 2019

Actual Size Prototype Construction Begins

Utilizing our past prototype, we begin to construct a "life size" prototype.

September 2019

Tooling & Molding Begins

To build our working, production model we begin utilizing traditional fiberglass construction.

October 2019

In preparation for the Ft Lauderdale International Boat Show, we work nearly 70 hour weeks to premier at FLIBS.

November 13, 2019

We Launch MAZARINE at FLIBS!

MAZARINE premiers it's product to incredible feedback from boaters all over the world

November 14, 2019

MAZARINE Sells it's First Orders

We receive orders on the floor to customers on the East Coast

December 2019

New 7,000sf MAZARINE Facility

We move from our humble 1,250 sq ft shop to a 7,000 sq ft facility in preparation for spring sales

February 2020

Orders

MAZARINE Sends Out our First Orders from FLIBS

June 2020

Dir. of Sales & Marketing Hired

To keep up with interest, MAZARINE hires it's current Director of Sales & Marketing

September 2020

Monthly Sales Record Shattered

We absolutely shatter our previous month sales goals.

October 2020

MAZARINE Partners with Start Engine!

After a diligent vetting process, we proudly partner with Start Engine for our Series A.

Q1 2021

launch our new model geared towards the avid angler, center console and sport fishing market.

Meet Our Team





Jamin Finlaw

Founder & CEO

Jamin Finlaw has 18 yearsof experience in product design, development, a seasoned CEO with Exit history with a passion for product design, modern technologies, analytical decision making and of course... boating.





Levi Sirmon

Director of Product Development

Levi Sirmon has 10+ years experience in product design, fabrication & construction, manufacturing and prototyping. An avid outdoorsman and certified divemaster, he has taken his passion for the outdoors and boating world into leading intutive, beautiful product designs within MAZARINE.



Hunter Adams

Director of Corporate Strategy

Hunter brings vision and leadership to the MAZARINE IP and Business Strategy.

Hunter assists MAZARINE in all matters concerning business & company structure and intellectual property. He is an experienced trademark, patent, and copyright attorney dedicated to the success of MAZARINE and it's Corporate & IP Strategy.

Hunter is a graduate of University of Alabama, B.S., magna cum laude, Phi Beta Kappa / The University of Alabama School of Law, J.D.





Jesse Henson

Sales & Marketing

Our sales and marketing efforts are led by Jesse Henson, who was also part of the original startup team at BookIt.com and played a pivotal role in the acquisition and expansion of the brand. Henson's 18 years of experience in e-commerce, customer acquisition and data-driven marketing include successfully managing annual budgets in excess of $40MM with proven ROAS.



Offering Summary

Company : Mazarine, Inc.

Corporate Address : 7502 Holley Cr., Panama City Beach, FL 32408

Offering Minimum : $9,999.32

Offering Maximum : $749,999.74

Offering Maximum : $749,999.74

Minimum Investment Amount (per investor) : $248.98

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 8,474

Maximum Number of Shares Offered : 635,593

Price per Share : $1.18

Pre-Money Valuation : $15,045,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

<u>Amount-Based:</u>

Tier 1 | $500

Access to the Exclusive MAZARINE "First Access" Club, where investors get early access to company news, new models, accessories & products via a dedicated newsletter.

Tier 2 | $1,000

5% bonus shares + a $500 discount off your new or outstanding order and access to the MAZARINE "First Access" Club.

Tier 3 | $2,500

10% bonus shares + a $750 discount off your new or outstanding order + bronze level investor plaque inside the case of your order + and access to the MAZARINE "First Access" Club.

Tier 4 | $5,000

15% bonus shares + a $1,000 discount off your new or outstanding order + 2 FREE Upgrades and access to the MAZARINE "First Access" Club.

Tier 5 | $10,000

20% Bonus Program + a $2,000 discount off your new or outstanding order + 3 FREE Upgrades + a 30-minute ZOOM one-on-one video conference with CEO Jamin Finlaw as well as access to the MAZARINE "First Access" Club.

*All perks occur when the offering is completed.

<u>**The 10% StartEngine Owners' Bonus**</u>

Mazarine, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.18/ share, you will receive and own 110 shares for $118. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on

their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO:

VO: So I, I started doing some research and I couldn't believe it. I mean, whether you own a 25-foot boat or a one hundred foot yacht, what you had to choose from to put right there next to the boat… was all the same. And quite honestly… every dock box that I looked at… sucked. So I decided to build something better."

VO: A dock box is a very common item - a simple fiberglass box placed next to a boat to store gear.

VO: MAZARINE has developed a product that solves major problems with traditional dock boxes - and takes the concept to a whole new level. Demand for our patent-pending product has grown beyond our current production capabilities, which has led to sales over $340,000 this year.

VO: Take a look at what makes a MAZARINE so unique.

VO: A MAZARINE is incredibly beautiful and customized to match the boat.

VO: A MAZARINE keeps gear dry with a built-in solar-powered smart dehumidifier, eliminating mold and mildew.

VO: A MAZARINE features keyless entry as well as a 3,000 lb pressure locking system making it theft-proof.

VO: MAZARINE attracts an enviable demographic: passionate boat owners with disposable income who love expensive toys and are always on the lookout for customized marine products.

VO: Your investment will allow us to continue to innovate, add additional models, grow our US-based workforce, and scale our production capabilities to shatter our sales targets..

MAZARINE is already revolutionizing the upscale marine storage market. Invest today and join us on our adventure!

GRAPHIC: MAZARINE Logo. Text "The best dock box on the planet"

END

VIDEO 2: Smooth Ride 68' Viking / George Roberts

Jamin: Alright. George Roberts.

George: Yes sir.

Jamin: Glad to have ya.

George: Yes sir.

Jamin: Actually, I'm glad you're having me, because we're here. George, you and I met each other through some mutual acquaintance. He showed you our product. He called it the best dock box on the planet and you've never seen yours, right?

George: Never seen it.

Jamin: This is the first time?

George: This is the first time.

Jamin: George you have a 68'viking, '06. You have a .... And when you came to me you pretty much said "I want you to blow me away" right?

George: Yup.

Jamin: So I think we've done it. So I've got it covered up here a little bit and I'm gonna open it up for ya, let you see what we did on the outside, then we'll look at the inside.

George: Good deal.

Jamin: Alright here we go.

What ya think of that there? That ain't too bad is it? George what we did is we took your logo and we did something really cool. The marlin was really important to you- your fish. We made sure to capture that right here. So we got the glow behind to make sure we captured your blue, which is an exact match from the factory, of your hull and we lit it up from behind. So when you're coming on your boat from right out here out of our channel, you're gonna see it from a long way away, right?

George: Pretty cool.

Jamin: So let me ask you- I'm gonna hand you this, you're gonna open this up. And as we talked about it's a 3,000-pound lock so nobody's getting in this but you. So you can go ahead and open her on up. You got a nice little present in there I think you're gonna like.

How bout that? Now would you say that matches the boat, huh? I had a feeling you might like that George, I had a feeling.

So, real quick- I know you've seen all this, but just for people that are gonna wanna watch: we monitor your humidity right here. So right now it's at 71%. That's a little below, or excuse me above. So when this thing closes at night this things gonna run that dehumidifier and dry everything out in here. We're actually gonna be able to get this case to about 55% humidity. Pretty incredible, huh?

Nobodys gonna be able to open the case but you. You can open it at any time that you want-even if you're walking all the way out from your house here you can open it up and have it ready. It lights up at night, so when you come in at night and you're ready to just hit the house, drop it in there.

George: Jamin you did good buddy.

Jamin: Thank you, George I appreciate it. Glad you liked it, man. Glad you liked it.

END

VIDEO 3: CAPTAIN JIMMY NELSON

Jimmy: Alright, so this is the new Mazarine dock box. The reason I just picked it up-it is completely solar-powered. Just use this little keypad here, push up, and it lifts up. There's no wires, there's no cords, there's no kind of electricity running to it. 100% solar-powered. These guys here- that's 1,500 pounds of locking pressure that they have. They're not just used to lift it up. But when it goes down, it actually locks in place at 3,000 pounds because you got 1,500 on each side. That's a ton and a half of pressure. You don't need any kind of lock on this dock box at all. No ones gonna breakthrough 3,000 pounds of pressure. This is also lit up- you can't see it lit up during the day really, but the lights are flashing through right now. I have it set up to go through several different colors. I have another controller in the house you can set it however you like it. And another big thing with this box is it has a dehumidifier. So, if I jump off the boat and my fins are still a little wet and I dry em off a little and throw 'em in here and they're not completely dry, I'm not gonna get a bunch of mildew and mold and things like that because the dehumidifier is gonna take out all the humidity in here and it just circulates it right though here, drains out of the back. It's a pretty awesome box man. So many awesome features. There's no other dock box out there like this- nothing even close to like it. It's about as good as you are gonna get right here- top of the line. It's huge. And they make 'em bigger and smaller. And again, all of the power is coming from right here from the solar panel on the top.

END

VIDEO 4: GREAT LAKES SCUTTLEBUTT

Erik: Hey guys Erik kyle here, publisher of Great Lakes Scuttlebutt magazine. I'm excited to be down to the Ft. Laud international boat show right here in sunny South Florida and I love this show. So while I'm here I'm kinda wandering around. I'm looking for some fun and exciting new products to report to you guys on. And I ran across a company that has a very bold statement: the best deck box on the planet. Mazarine. I'm here with Levi. Levi how are you brother?

Levi: I'm doing great. It's been a great weekend. Lots of interest, Lots of... everything good going on here. It's been an amazing time.

Erik: It's Ft. Lauderdale baby, it doesn't get any better than this right?

Levi: It doesn't. For me it's my first time here. The owner, he's been here a few times. But it's been just an amazing experience.

Erik: So tell me about why this is the best dock box on the plant. There are lots of dock boxes.

Levi: There are lots of dock boxes.

Erik: But this is the best. Why is Mazarine dock boxes the best?

Levi: Well, we'll start with why other dock boxes aren't the best. One of the things that we know about every dock box storage, we ran into the problem with all of our own dock storage, is: it's great. They're great at two things. They're great at getting things out of the way and storing them. And then they are fantastic at ruining anything you put in there because of humidity.

Erik: The mold grows, and you can't do anything about it.

Levi: Sure if you're somewhere where there's no moisture, which we know tons of boaters are in completely non-tropical environments right?

Erik: Yeah the area of deserts, that's where we boat.

Levi: Deserts- that's where all the boaters are. No most boaters are in a tropical environment. There's lots of humidity, lots of moisture. And boxes trap it. And boxes get hot. And the hotter you get that water, the more it evaporates and it just creates a big growing mold hotspot. It's a terrible thing. So we wanted to get rid of that problem and that's what we did. We added a solar panel so that you are not dependent on any shore power. If you want to put it out at the end of the dock and you don't have power run out there, that's not a problem. You don't have to run power for it.

Erik: Hold on Levi. This is electric, this unit?

Levi: This unit is electric.

Erik: Ok so like, does it have a fan or something that circulates?

Levi: It has two fans.

Erik: Oh that is so slick.

Levi: Now, a lot of people buy regular dock boxes. They suffer from mold issues and generally, they'll cut holes in the end and they'll install their own fans. Because just moving air already does a great thing for reducing the chances of mold development. Just getting the air moving and not stagnant does a lot. But we wanted to take it a step further. On top of that air circulation system inside the box, we add an electronic dehumidification system. So as the air gets moving, it is actually run past the dehumidifier which condensates moisture, drips it out the bottom of the case, and sends the air back into your wet gear and keeps air moving. It keeps that air circulating. It's on an electronic humidistat which actually detects the humidity. So the system doesn't run full time and waste power, it runs when it's humid and it brings the humidity down, and shuts itself back off. If you come around I can show it to you.

Erik: Yeah let's open her up.

Levi: With the power, what we can do is instead of padlocks (which can rust down the front of your case and anyone can get into a padlock, so we got rid of that) we did an electronic-locking mechanism.

Erik: Wait a minute. You didn't lift this. Did you touch a key fob and there it goes?

Levi: I touched a key fob and there it goes.

Erik: Let's get a shot of this. This is really cool. Tell me about what we're looking at in here Levi.

Levi: Right now we are looking inside the best dock box on the planet- I'll say it again. Up here is our monitoring system. We monitor the temperature. We don't control the temperature but we let you know what it is. This is our humidity level right now. We're great inside here, we're inside a building. It's not doing anything because there's no need to. But when this humidity spikes up, these intake fans on the lid kick on and they start pulling the moist, wet air up, and they run through an air duct system which comes down here and past the dehumidifier which is located right there and then back out into all your gear. And it keeps that moving and keeps picking up, and sends the drier air out after passing through the dehumidifier. That air picks up more and more moisture and keeps doing that until this right here, which this sensor right in here and it's where the air's passing, so whenever that air that's passing through the system gets down to a lower level humidity level again it'll turn it back off.

Erik: Alright close this thing with the key fob, I wanna see it.

Levi: I can't close it with the key fob, it's manual close. It locks automatically on close.

Erik: Come on back up here so we can hear ya. It locks automatically as soon as it closes.

Levi: It looks automatically on close so there is no chance of closing it and running off and leaving it unlocked. It's either you left it open or it's locked.

Erik: Ok two things. Great idea. I absolutely agree this is the best dock box on the planet. Drum roll, please. All of this technology has gotta cost.

Levi: Absolutely, absolutely. It does cost.

Erik: Ok so for a dock box this size. First of all do you have multiple sizes because some people have those v-shaped dock boxes, some people have the really long ones, the short ones. Do you have multiple sizes of this or is it one size and that's it.

Levi: Well we have two sizes as of now. We have this size and another size which is, if you can imagine, about 25% smaller. So instead of a 6' dock box (this is 6x30x30) we've actually kept this, being the standard size of most marinas which is a 6' box, but we added more height to it to give you more storage. Which makes it feel like a much bigger box.

Erik: Ok so here's the question then, because you've engineered this phenomenally well and I congratulate you guys on this. Give me a percentage of how much more is this gonna cost me than any regular dock box I'm gonna buy out there.

Levi: If you were to get another dock box, if you were to go to we'll say a store and you get a regular dock box that obviously doesn't have any of this stuff (that's why it's not the best on the planet) we are gonna be about 3 times the price of the same one due to all the electronic components. A lot of similar size dock boxes, which are actually smaller because we're taller, run about $1,500-1,800.00 for that dock box. Right now our retail is $6,400 on this case with all the components. But that includes some customization options. We don't stock these anywhere and we don't intend to because we want our product to be a custom product that is made for each individual owner. If you'll come back around I wanna show you one thing that's included in all of our cases. And that's our boat name sign. So anytime anybody purchases one of our cases, we get them to send their transom logo and we laser cut it to the exact design that it is on their boat, and backlight it to whatever color light they want. And we can vessel-match the case to match their hull.

Erik: This is amazing. Ok. The price point doesn't scare me because two things- number 1, you're saving all my equipment on the inside. Number 2, this is cool. I'm willing to pay for cool. This is gonna stand out on anybody's dock and make them the talk of the marina.

Levi: That's the idea.

Erik: I love it. If I can't make it down to the Ft. Lauderdale boat show Levi where am I gonna go online to find more information about this dock box, the best dock box on the planet, and more importantly where can I buy it?

Levi: You go onto mazarine.co. We have our website set up. And these cases, they're 100% made in America, in the state of Florida. Completely manufactured from the case, everything- all assembly is in Panama City Beach, FL. We ship everything right out of there.

Erik: God bless the USA. Mazarine.co. You're the man, thank you Levi.

Levi: I appreciate it.

Erik: Unbelievable guys. Mazarine.co, that's where you wanna go. Check these dock boxes out. You're gonna love em. Thank you guys so much for joining us today and we'll see you out on the water.

END

VIDEO 5: SNEAK PEAK WITH JUSTIN LEAKS

Justin: Today I'm here in Panama City Beach at Mazarine and we're gonna see the greatest dock box on the planet.

Jamin: Man, I'm so glad you could stop by. I'm excited to show you what we've got. You wanna step inside?

Justin: Let's see.

Jamin: Let's do it

Justin: What do you got for me?

Jamin: So, what we've done here is we have taken the concept of a dock box and we have just absolutely flipped the page on everything you could think of.

Justin: Well I would say so.

Jamin: What's really cool about our case, Justin, is first of all you'll see it's solar-powered.

Jamin- Well I've yet to see a dock box that needs power, so now I'm intrigued as to why we have solar power. Obviously we have some lights up here. Um, so why do we need power to a dock box?

Jamin: When you've got power you can do some really cool things. Right? So whenever you order a Mazarine case it opens, not only, electronically with powered shocks, but it also locks the case.

Justin: That's pretty cool.

Jamin: Right, pretty cool. So these electric shocks, each one of these creates 1,500 pounds of resistant pressure. But when you've got two of them you've got 3,000 pounds, a ton and a half, of locking pressure.

Justin: So, I'm one of those people that's part of this center-console movement. I mean, I uh, you know, I've got on a center console boat, we film on em, and I love it. I like the speed, there's a lot of things about it I like. But one of the things I don't like is I'm forced to transfer all my tackle- I'm talking tens of thousands of dollars of tackle- from my house to the dock every day. And you've seen, you know "hey if you've got a dock box, why don't you just leave it in the dock box". Well, like you were saying, humidity- that's probably the biggest problem. When you have really nice, expensive tackle, you're not going to throw it in there and let that moisture destroy your tackle.

Jamin: Exactly.

Justin: So you're saying this will keep that from happening?

Jamin: Rods, reels, tackle, lures, all that equipment we use- we don't want it to get that, that humidity- that attack of the moisture and the mildew. So what we've done is we put a dehumidifier in here. And what this unit does is we have two fans here that they pull air from the outside of the case, circulate it through the lid, and then it passes through a ventilation system. And right here is a dehumidifier. It captures that moisture that's in the air that causes all the badness and just drips it out the bottom of the case, just like that.

Justin: And this is not plugged in right now?

Jamin: It is not

Justin: This is running off the solar power?

Jamin: Yeah. A lithium-ion battery that that solar-power charges all day in the sun.

Justin: Okay.

Jamin: Even on days when there's not a lot of sun, we can still get a full charge.

Justin: Wow.

Jamin: Pretty cool right?

Justin: Yeah. Alright, well my mind is blown. I thought I knew everything I needed for my day to day life in the marine industry, but obviously you've just shown me that you could make my life a lot simpler by having a real dock box

Jamin: Well I appreciate that. We're very proud of it, and I think people who get these, they're gonna be pretty happy they have it too.

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.